# Nava Technologies Inc.

Financial Statements

December 31, 2025

# Table of Contents



## Independent Accountant's Review Report

To Management of:
Nava Technologies Inc.

We have reviewed the accompanying financial statements of Nava Technologies Inc. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statement of operations, statement of stockholders' equity, and statement of cash flows for the period (since inception on october 31, 2025) then ended (since inception on October 31, 2025), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to be fully capitalized or begin operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matter(s) are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

_____
Tesseract Advisory Group LLC
OWINGS MILLS, MD
February 19, 2026

**Nava Technologies Inc.**

Balance Sheet

As of December 31, 2025

| | | |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ | 100 |
| **Total assets** | $ | 100 |
| | | |
| **Liabilities and stockholders' equity** | | |
| Liabilities | | |
| Current liabilities | | - |
| **Total liabilities** | | - |
| **Stockholders' equity** | | |
| Class A Common Stock, 90,000,000 shares authorized; zero shares issued and outstanding; par value $0.0001 per share. | | - |
| Class B Common Stock, 10,000,000 shares authorized; 1,000,000 shares issued and outstanding; par value $0.0001 per share. | | 100 |
| **Total stockholders' equity** | | 100 |
| **Total liabilities and stockholders' equity** | $ | 100 |



See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

# Nava Technologies Inc.

Statement of Operations

For the period (since inception on October 31, 2025) ended December 31, 2025

| | | |
|---|---|---|
| Operating expenses | $ | - |
| **Operating income (loss)** | | - |
| **Net income (loss)** | $ | - |

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

# Nava Technologies Inc.
## Statement of Stockholders' Equity
### For the period (since inception on October 31, 2025) ended December 31, 2025

| | Class B Common Stock Shares | Common Stock $ | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at October 31, 2025 | - | - | - | - |
| | | | | |
| Net income (loss) | - | - | - | - |
| Issuance of Class B Common Stock | 1,000,000 | $ 100 | $ - | $ 100 |
| **Balance at December 31, 2025** | 1,000,000 | $ 100 | $ - | $ 100 |

See independent accountant's review report
The accompanying notes are an integral part of these financial statements.

**Nava Technologies Inc.**

Statement of Cash Flows

For the period (since inception on October 31, 2025) ended December 31, 2025

| | | |
|---|---|---:|
| Net income (loss) | $ | - |
| **Net cash provided by (used in) operating activities** | $ | - |
| **Net cash provided by (used in) investing activities** | | - |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of common stock | | 100 |
| **Net increase (decrease) in cash, cash equivalents, and restricted cash** | | 100 |
| Cash, cash equivalents, and restricted cash at beginning of period | | - |
| **Cash, cash equivalents, and restricted cash at end of period** | $ | 100 |

**Nava Technologies Inc.**
Notes to the Financial Statements
For the period (since inception on October 31, 2025) ended December 31, 2025

1. **Summary of Significant Accounting Policies**

   a. **Nature of Operations**

   Nava Technologies Inc. (the Company) is a Florida corporation formed in 2025. The Company is developing a technology platform designed to facilitate on-demand water transportation by connecting passengers with independently owned and operated vessels.

   The Company's intended business model is to operate a mobile application through which users may request point-to-point or short-distance water transportation services. Vessel owners and operators who meet applicable licensing and regulatory requirements may utilize the platform to receive ride requests. The Company intends to generate revenue through service fees charged on completed transactions processed through the platform.

   As of December 31, 2025, the Company is in the development stage and has not generated operating revenue. Activities to date have consisted primarily of organizational formation, platform design and development, branding, regulatory research, and preparation for a planned Regulation Crowdfunding capital raise.

   The Company maintains its principal place of business in Miami, Florida.

   The Company was incorporated in the State of Florida on October 31, 2025.

   b. **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies (Continued)**

   d. **Fair value measurements**

   Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

   • Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

   • Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

   • Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

   As of December 31, 2025, the Company does not have any assets or liabilities requiring fair value measurements.

   e. **Cash and Cash Equivalents**

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, cash consisted of deposits held in a business checking account.

   The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

1. **Summary of Significant Accounting Policies (Continued)**

   f. **Income Taxes**

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

## 2. Equity

The Company is authorized to issue One Hundred Million (100,000,000) shares of capital stock, divided into two classes as follows:

The Company is authorized to issue Ninety Million (90,000,000) shares of Class A Common Stock, par value $0.0001 per share. Each share of Class A Common Stock shall be entitled to one (1) vote per share on all matters submitted to a vote of the shareholders.

The Company is authorized to issue Ten Million (10,000,000) shares of Class B Common Stock, par value $0.0001 per share. Each share of Class B Common Stock shall be entitled to twenty (20) votes per share on all matters submitted to a vote of the shareholders.

Class B Common Stock may be issued only to the founder of the Company, Theo Arranz, or an entity wholly owned and controlled by him. No shares of Class B Common Stock may be issued, transferred, or assigned to any other person or entity without the prior written consent of the holder of all outstanding shares of Class B Common Stock.

Each share of Class B Common Stock may be converted into one (1) share of Class A Common Stock at the option of the holder. Class A Common Stock shall not be convertible into Class B Common Stock under any circumstances.

Except as otherwise required by law, holders of Class B Common Stock shall vote together with holders of Class A Common Stock as a single class on all matters submitted to shareholders.

Each share of Class B Common Stock shall be entitled to twenty (20) votes per share, and each share of Class A Common Stock shall be entitled to one (1) vote per share.

The Company has reserved 12,000,000 shares in an Employee Stock Option Pool.

As of December 31, 2025, the Company has issued 1,000,000 shares of Class B Common Stock.

## 3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 4. Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin full operations and has not been capitalized beyond an initial $100 contribution. Those factors and conditions create doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and plans to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obllgations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## 5. Subsequent Event

During 2026, the Company has issued 6,000,000 shares of Class A stock to co-founders for services provided. The Company issued 9,000,000 additional Class B shares to the CEO. As of February 19, 2026, the total issued Class A Shares are 6,000,000 and total issued Class B Shares are 10,000,000.

Management evaluated all activity of the Company through February 19, 2026 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.